Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Cresco Labs Inc. (the “Company,” “Cresco Labs,” “we,” or “our”) is dated May 30, 2025 and has been prepared for the three months ended March 31, 2025 and 2024. It is supplemental to, and should be read in conjunction with, the Company’s audited Consolidated Financial Statements and accompanying notes as of and for the years ended December 31, 2024 and 2023, which were previously filed on SEDAR+ and EDGAR, and the Company's unaudited condensed interim consolidated financial statements and accompanying notes as of and for the three months ended March 31, 2025 and 2024. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“USD” or “$”) unless otherwise indicated.
The Company has provided certain supplemental non-GAAP financial measures in this MD&A. Where the Company has provided such non-GAAP financial measures, we have also provided a reconciliation to the most comparable GAAP financial measure. Please see the information under the heading “Non-GAAP Financial Measures” for additional information on the Company’s use of non-GAAP financial measures.
This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable U.S. securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Information,” located at the beginning of the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information. Please refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR.
OVERVIEW OF THE COMPANY
Incorporated on July 6, 1990, in the Province of British Columbia, Cresco Labs (“the Company”) is licensed to grow, manufacture, and sell cannabis and cannabis-based products in several U.S. states. The Company’s headquarters is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661, and its registered office is at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8. As of March 31, 2025, the Company had approximately 2,900 employees.
Cresco Labs primarily engages in the cultivation of medical-grade cannabis, the production of cannabis-derived medical-grade products, and their distribution to consumers in legalized cannabis markets in the United States, whether for medical or adult-use. The Company strives to provide consumers with high-quality and consistent cannabis-based products, focusing on regulatory adherence while developing condition-specific cannabis strains and non-invasive delivery methods. These non-invasive delivery methods, which are alternatives to smoke inhalation, aim to deliver controlled-dosage medicinal cannabis relief to qualified patients and consumers in legalized cannabis markets in the United States.
As of May 30, 2025, the Company operates a total of seventy-three (73) dispensaries and thirteen (13) cultivation and production facilities across eight (8) states, where cannabis use, medical or both medical and adult-use, has been approved by state and local regulatory bodies. Of the states in which we operate, California, Illinois, Massachusetts, Michigan, New York, and Ohio have adult-use cannabis programs.

As of May 30, 2025, the Company operates the following number of dispensaries, cultivation, and production facilities by state:

State	Adult-Use and Medical Dispensaries	Adult-Use Dispensaries	Medical Dispensaries	Cultivation and Production Facilities
California	—	—	—	1
Florida	—	—	33	1
Illinois	5	5	—	3
Massachusetts[1]	2	1	1	3
Michigan	—	—	—	1
New York	—	—	3	1
Ohio	5	—	—	1
Pennsylvania	—	—	18	2
Total	12	6	55	13
1The cultivation facility in Leicester, MA is currently closed.

The Company operates its dispensaries under the brand, Sunnyside*®1. Our Sunnyside* dispensaries are home for a judgement-free cannabis shopping experience, where all are welcome to explore, discover, and purchase a wide array of high-quality products. The Company's portfolio of owned cannabis consumer-packaged goods includes Cresco®1, High Supply®2, Mindy’sTM, Good News®2, RemediTM, Wonder Wellness Co.®2, and FloraCal® Farms2. The Company distributes and markets these products both to third-party licensed retail cannabis stores across the U.S. and to the Company’s owned retail stores.
The Company operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate. For additional information on wholly-owned or effectively controlled subsidiaries and affiliates of Cresco Labs, refer to Note 2 “Summary of Significant Accounting Policies” under the heading “Basis of Consolidation” of the Company’s Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2025 and 2024.

FEDERAL REGULATORY ENVIRONMENT
In accordance with the Canadian Securities Administrators Staff Notice 51-352 – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), information regarding the current U.S. federal regulatory environment is disclosed in the Company’s 2024 Annual MD&A filed on SEDAR+ and EDGAR under the heading “Federal Regulatory Environment,” which section is incorporated by reference herein. The Company will evaluate, monitor and reassess the disclosures contained herein, and incorporated by reference herein, and any related risks, on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding marijuana regulation.
THE STATES IN WHICH WE OPERATE, THEIR LEGAL FRAMEWORK AND HOW IT AFFECTS OUR BUSINESS
The Company currently derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. federal law. As of May 30, 2025, the Company believes its operations are in material compliance with all applicable local laws, regulations, and licensing requirements in the states in which we operate.
In accordance with Staff Notice 51-352, information regarding the states that the Company operates in, their legal frameworks and how it affects the Company's business, is disclosed in the Company’s 2024 Annual MD&A filed on

1The Sunnyside*® (inclusive of the stand-alone asterisk mark) and Cresco® brands maintain federal trademark registrations for websites pertaining to medical cannabis and cannabis educational services, as well as multiple state trademark registrations.
2 The High Supply®, Good News®, Wonder Wellness Co.®, and FloraCal® Farms brands maintain federal trademark registrations for apparel and multiple state trademark registrations.

SEDAR+ and EDGAR under the heading, “The States in Which We Operate, Their Legal Framework and How It Affects Our Business,” which section is incorporated by reference herein.
For more information about risks related to the U.S. marijuana operations, refer to the discussion of risks and uncertainties set out under the heading “Risk Factors,” located within the Company’s Annual Information Form for the year ended December 31, 2024, filed on SEDAR+ and EDGAR. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca.
RECENT DEVELOPMENTS
On March 10, 2025, the Company announced its management services agreement with a tier 3 cultivation license in Kentucky. The agreement entitles the Company to manage and operate a cultivation facility with up to 25,000 square feet of canopy, establishing the Company as one of only two operators of Kentucky’s coveted Tier 3 cultivation licenses.

COMPONENTS OF OUR RESULTS OF OPERATIONS
Revenue
For the three months ended March 31, 2025 and 2024, approximately 67.3% and 64.0%, respectively, of our revenue was derived from Company-owned retail dispensary locations. Retail revenue includes medical and adult-use cannabis sales. Revenue from the wholesale of cannabis products represents the remaining 32.7% and 36.0%, respectively, for the same periods.

Gross profit
Gross profit is calculated as revenue less cost of goods sold (“COGS”). COGS includes the direct and indirect costs attributable to the cultivation and production of the products sold and is comprised of the following:

•Direct and indirect labor costs: Include all salaries, benefits, and taxes for all employees at the cultivation and manufacturing facilities.
•Direct supplies: Include direct material costs for maintenance of the plant, supplies and nutrients, production expenses including inventory purchases, packaging costs, and equipment used to process marijuana.
•Facility expenses: The facility expenses for the cultivation operations are the cost for the facility, utilities, property taxes, maintenance, and costs associated with monitoring the security systems.
•Other operating expenses: Include all costs associated with the facility itself, including insurance, community benefit fees, professional services related to licenses and compliance, uniforms, employee training programs, tracking and inventory management systems, product testing, business development, information technology, license renewal fees, and certain excise taxes.
In addition to market fluctuations, cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products. The changes in regulatory environments may create fluctuations in gross profit over comparative periods. Additionally, gross profit may include the cost of inventory required to be marked to fair value as part of purchase accounting in a business combination.
Selling, general, and administrative expenses (“SG&A”)
SG&A consist of salary and benefit costs of employees, depreciation and amortization, professional fees, advertising and marketing, legal, office and retail operation costs, share-based compensation, certain excise taxes, technology, insurance, security, travel and entertainment, and rent expense. SG&A is a component of Total operating expenses as discussed in the “Selected Financial Information” section below.

For the three months ended March 31, 2025 and 2024, SG&A was comprised of the following:

	Three Months Ended March 31,
($ in thousands)	2025	2024
Payroll and employee costs	$36,378	$32,230
Depreciation and amortization	5,156	5,422
Professional fees	4,293	4,377
Utilities and facility expenses	2,817	3,363
Rental fees	3,914	4,181
Selling and marketing expense	1,601	1,663
Share-based compensation	2,075	3,614
Excise taxes	2,495	2,590
Computer and software expense	2,200	1,920
Business insurance	1,237	1,085
Legal	199	810
Travel and employee expense	614	527
Bad debt expense (recovery)	81	(330)
Supplies expense	752	593
Other expense	1,230	1,004
Total SG&A	$65,042	$63,049
Other income, net
Other income, net consists mainly of reoccurring gains (losses) on investments, foreign currency, loss on provision for loan receivables, gain (loss) on disposition of assets, as well as ad hoc expenses, such as gain (loss) on lease termination, and loss on debt extinguishment. These gains (losses) do not generally correlate to revenue. Other income, net is added to Interest expense, net, to sum to Total other expense, net discussed in the “Selected Financial Information” section below.

For the three months ended March 31, 2025 and 2024, Other income, net consisted of the following:

	Three Months Ended March 31,
($ in thousands)	2025	2024
(Loss) gain on disposal of assets	(169)	110
Loss on provision - loan receivable	(39)	(67)
(Loss) gain on foreign currency	(30)	298
Unrealized (loss) gain on investments held at fair value	(13)	18
Other income, net	568	497
Other income, net	$317	$856

Interest expense, net
Interest expense, net consists mainly of interest on notes and loans payable, financing activities, leases, accretion of debt discount and amortization of deferred financing fees, and interest income. Interest expense, net is included in Total other expense, net discussed in the “Selected Financial Information” section below.

For the three months ended March 31, 2025 and 2024, Interest expense, net consisted of the following:

	Three Months Ended March 31,
($ in thousands)	2025	2024
Interest expense – notes and loans payable	$(10,864)	$(9,606)
Interest expense – financing activities	(2,844)	(2,915)
Accretion of debt discount and amortization of deferred financing fees	(1,211)	(1,180)
Interest expense – leases	(745)	(797)
Interest income (expense) - deferred and contingent consideration	30	(304)
Interest income	813	748
Other interest expense	(3)	(17)
Interest expense, net	$(14,824)	$(14,071)
Income Taxes
The Company is classified for U.S. federal income tax purposes as a U.S. corporation under Section 7874 of the Internal Revenue Code (“IRC”). The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to the cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

However, beginning in 2024, the Company is taking an uncertain tax position that its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions.

Additionally, certain states including Arizona, California, Illinois, Maryland, Massachusetts, Michigan, Pennsylvania, and New York do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

SELECTED FINANCIAL INFORMATION
The Company reports results of operations of its affiliates from the date that control commences, either through the purchase of the business, through a management agreement, or through other arrangements that grant such control. The following selected financial information includes only the results of operations after the Company established control of its affiliates. Accordingly, the information included below may not be representative of the results of operations if such affiliates had included their results of operations for the entire reporting period. For discussion of our fiscal 2024 results of operations and comparison with fiscal 2023 results of operations, please refer to “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” filed on SEDAR+ and EDGAR on March 14, 2025.

Summary of Unaudited Quarterly Results

($ in thousands)	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues, net	$165,757	$175,909	$179,783	$184,356	$184,295	$188,237	$190,559	$197,887
Income (loss) from operations	13,589	19,406	26,343	32,380	29,163	27,099	(107,756)	(10,752)
Net (loss) income attributable to Cresco Labs Inc.	(14,432)	(4,372)	(10,541)	(54,332)	(5,193)	2,635	(115,572)	(36,534)
Basic and Diluted EPS	$(0.04)	$(0.01)	$(0.03)	$(0.16)	$(0.02)	$0.01	$(0.34)	$(0.12)

Results of Operations

Three Months Ended March 31, 2025 Compared to the Three Months Ended March 31, 2024

The following tables set forth selected consolidated financial information for the periods indicated that are derived from our Unaudited Condensed Interim Consolidated Financial Statements and the respective accompanying notes prepared in accordance with GAAP.

The selected unaudited consolidated financial information set out below may not be indicative of the Company’s future performance:

	Three Months Ended March 31,
($ in thousands)	2025	2024	$ Change	% Change
Revenues, net	$165,757	$184,295	$(18,538)	(10.1)%
Cost of goods sold	87,126	92,083	(4,957)	(5.4)%
Gross profit	78,631	92,212	(13,581)	(14.7)%
Selling, general, and administrative	65,042	63,049	1,993	3.2%
Total operating expenses	65,042	63,049	1,993	3.2%
Total other expense, net	(14,507)	(13,215)	(1,292)	9.8%
Income tax expense	(14,316)	(18,003)	3,687	(20.5)%
Net loss[1]	$(15,234)	$(2,055)	$(13,179)	nm
[1]Net loss includes amounts attributable to non-controlling interests.

Revenues, net
Revenue for the three months ended March 31, 2025, decreased $18.5 million, or 10.1%, compared to the three months ended March 31, 2024. The decrease in revenue was primarily driven by price compression and increased competition in the Illinois and Pennsylvania markets compared to the prior year period. The decrease was partially offset by retail growth in Ohio compared to the prior year period.

COGS and Gross profit
COGS for the three months ended March 31, 2025, decreased $5.0 million, or 5.4%, compared to the three months ended March 31, 2024. The decrease was primarily attributable to decreased sales in Illinois offset by increased sales in Ohio.

Gross profit decreased by $13.6 million, or 14.7%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The decrease in gross profit was primarily driven by lower sales in Illinois offset by increased sales in Ohio. As a percentage of revenue, gross profit was 47.4% and 50.0% for the three months ended March 31, 2025 and March 31, 2024, respectively. The decrease in gross profit as a percentage of revenue was driven by lower in sales from higher margin states from increased competition, and price compression.

Total operating expenses
Total operating expenses for the three months ended March 31, 2025, increased $2.0 million, or 3.2% compared to the three months ended March 31, 2024. The increase was primarily attributable to increased payroll and employee costs due to increased severance expense from reorganizations within the Company.

Total other expense, net
Total other expense, net for the three months ended March 31, 2025, increased $1.3 million, or 9.8%, compared to the three months ended March 31, 2024. The increase was primarily driven by an increase in interest expense.

Provision for income taxes

Income tax expense for the three months ended March 31, 2025, decreased $3.7 million, compared to the three months ended March 31, 2024. The decrease was primarily due to lower estimated gross profit and underpayment interest.

Net loss
Net loss for the three months ended March 31, 2025, increased $13.2 million compared to the three months ended March 31, 2024. The change is primarily driven by the decrease in revenue discussed above.

NON-GAAP FINANCIAL MEASURES
Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA (defined below) are non-GAAP financial measures and do not have standardized definitions under GAAP and may not be comparable to similar measures presented by other issuers. The Company has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspectives and insights when analyzing the core operating performance of the business. This provides useful information for investors, allowing them to gain a clearer understanding of the Company’s operating performance and make more informed investment decisions. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to and should only be considered in conjunction with, the GAAP financial measures presented herein. Accordingly, the Company has included below reconciliations of the supplemental non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	Three Months Ended March 31,
($ in thousands)	2025	2024	$ Change	% Change[1]
Net loss[2]	$(15,234)	$(2,055)	$(13,179)	nm
Depreciation and amortization	12,906	15,331	(2,425)	(15.8)%
Interest expense, net	14,824	14,071	753	5.4%
Income tax expense	14,316	18,003	(3,687)	(20.5)%
EBITDA (non-GAAP)	$26,812	$45,350	$(18,538)	(40.9)%
Other income, net	(317)	(856)	539	(63.0)%
Adjustments for acquisition and other non-core costs	7,015	4,470	2,545	56.9%
Share-based compensation	2,723	4,197	(1,474)	(35.1)%
Adjusted EBITDA (non-GAAP)	$36,233	$53,161	$(16,928)	(31.8)%
1Percentage changes shown as “nm” (not meaningful) are values greater than 399%
2Net loss includes amounts attributable to non-controlling interests.

Adjusted EBITDA, a non-GAAP financial measure, is defined as Net loss, excluding depreciation and amortization; interest expense, net; income taxes; Other income, net; adjustments for acquisition and other non-core costs; and shares-based compensation. Non-core costs include non-operating costs, such as costs related to acquisitions and restructuring, unique legal expenses, and other expenses that are mostly one-time in nature. Adjusted EBITDA was $36.2 million for the three months ended March 31, 2025, compared to $53.2 million for the three months ended March 31, 2024. The decrease in adjusted EBITDA of $16.9 million is primarily due to a decrease in gross profit.

LIQUIDITY AND CAPITAL RESOURCES
Overview

Our primary sources of liquidity are cash and cash equivalents from the operations of our business, debt, and equity offerings. Our principal uses of cash include working capital related items, capital expenditures, debt, and tax related payments. Additionally, we may use cash for acquisitions and other investing or financing activities.

As of March 31, 2025, the Company held $155.4 million in Cash and cash equivalents and $6.8 million in Restricted cash, included in both Restricted cash and Other non-current assets on the Unaudited Condensed Interim Consolidated Balance Sheets, compared to $137.6 million in Cash and Cash equivalents, and $6.7 million in Restricted cash at December 31, 2024.

The Company is generally able to access private and/or public financing through, but not limited to, institutional lenders, such as the agreement for a senior secured term loan (the “Senior Loan”) of $400.0 million, effective August 12, 2021, and amended on September 22, 2023, and August 29, 2024. On October 25, 2024, the Company repurchased $40.0 million principal amount of the Senior Loan and paid $0.3 million of accrued interest. There were no prepayment penalties or exit fees due on this repurchase. JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into a $25.3 million loan on September 26, 2023, secured by real estate and improvements thereto. In addition, the Company has received and has access to private loans through individual investors and private and public equity raises.

The Company expects cash on hand and cash flows from operations, along with the private and/or public financing options discussed above, will be adequate to meet capital requirements and operational needs for the next twelve months. We cannot guarantee this will be the case, or that our assumptions regarding revenues and expenses underlying this belief will be accurate. If, in the future, we require more liquidity than contemplated, we may need to raise additional funds through debt and/or equity offerings. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing shareholders may result. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Cash Flows

Operating Activities
Net cash provided by operating activities was $30.5 million for the three months ended March 31, 2025, a decrease of $6.0 million compared to $36.5 million of net cash provided by operating activities during the three months ended March 31, 2024. The $6.0 million decrease was primarily attributable to a decrease in gross profit driven by increased market pressures, competition, and increased discounting.

Investing Activities
Net cash used in investing activities was $6.9 million for the three months ended March 31, 2025, an increase of $1.2 million compared to $5.7 million during the three months ended March 31, 2024. The increase in net cash used in investing activities was primarily driven by a increase in capital expenditures, partially offset by a decrease in operating license intangibles expenditures.

Financing Activities
Net cash used in financing activities was $5.7 million for the three months ended March 31, 2025, a decrease of $5.4 million compared to $11.1 million for the three months ended March 31, 2024. The decrease was primarily driven by a decrease in distributions to non-controlling interest redeemable unit holders and other members due to our updated tax position on 280E, partially offset by payments related to our tax receivable agreement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on financial performance or financial condition, including without limitation, such considerations as liquidity and capital resources.

CONTRACTUAL OBLIGATIONS
The Company has the following contractual obligations as of March 31, 2025:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Accounts payable & Accrued liabilities	$67,921	$—	$—	$—	$67,921
Deferred and contingent consideration, short-term	2,466	—	—	—	2,466
Operating leases liabilities	29,531	74,006	99,698	71,509	274,744
Finance lease liabilities	5,060	12,978	14,677	4,906	37,621
Deferred and contingent consideration, long-term	—	7,739	—	—	7,739
Short-term borrowings and Long-term notes and loans payable	28,430	388,803	30,267	106,306	553,806
Tax receivable agreement liability	6,508	10,681	11,299	50,576	79,064
Other long-term liabilities	—	8,000	—	—	8,000
Total obligations as of March 31, 2025	$139,916	$502,207	$155,941	$233,297	$1,031,361

RELATED PARTY TRANSACTIONS
See Note 11 “Related Party Transactions” in the Unaudited Condensed Interim Consolidated Financial Statements for the Company’s disclosures on related party transactions.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring, and approving the Company’s risk management processes. See Note 13 “Financial Instruments and Financial Risk Management” in the Unaudited Condensed Interim Consolidated Financial Statements for the Company’s disclosures on financial instruments and financial risk management.

SUMMARY OF OUTSTANDING SHARE AND SHARE-BASED DATA
Cresco Labs has the following securities issued and outstanding, as of March 31, 2025:

Securities	Number of Shares (in thousands)
Super Voting Shares	500
Subordinate Voting Shares[1]	335,567
Proportionate Voting Shares[2]	16,940
Special Subordinate Voting Shares[3]	2
Redeemable Units[4]	90,904
1Subordinate Voting Shares includes shares pending issuance or cancellation
2Proportionate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-200)
3Special Subordinate Voting Shares presented on an “as-converted” basis to Subordinate Voting Shares (1-to-0.00001)
4 Redeemable units of Cresco Labs, LLC, each of which is exchangeable for one (1) Subordinate Voting Shares